EXHIBIT 99.1

Evaxion pursues agreement with EIB to bolster equity through conversion of debt into equity

  Evaxion and the European Investment Bank (EIB) are in advanced discussions about conversion of €3.5 million out of Evaxion’s €7 million loan with EIB into an equity-type instrument
  Such conversion is expected to increase Evaxion’s equity by $3.7 million immediately upon completion
  The conversion would significantly enhance Evaxion’s equity and capital structure. As such, it is an important part of Evaxion’s plan on ensuring ongoing compliance with the Nasdaq listing requirements
  An agreement is expected to be finalized and implemented in the first quarter of 2025

COPENHAGEN, Denmark, December 17, 2024 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, is pursuing a significant expected enhancement of its equity and capital structure through a conversion of debt into equity. Evaxion is currently in advanced discussions with the European Investment Bank (EIB) about conversion of €3.5 million out of Evaxion’s €7 million loan with EIB into an equity-type instrument.

A conversion is expected to increase Evaxion’s equity by $3.7 million (€3.5 million) immediately upon completion and constitutes an important part of Evaxion’s plan to ensure ongoing compliance with the Nasdaq listing requirements. Evaxion has no debt besides the EIB-loan, so the conversion would also substantially reduce the company’s overall liabilities, simplify its balance sheet and improve its financial flexibility and cash flow.

“We are very pleased to have advanced discussions with EIB and to have taken this important step to significantly strengthen our equity through a conversion of debt. The terms being discussed with EIB are favorable to us and our shareholders, and a reduction in our long-term liabilities should improve our standing in the financial community. We appreciate the ongoing support from EIB,” says Christian Kanstrup, CEO of Evaxion.

Evaxion obtained the loan from EIB in 2020. An agreement between Evaxion and EIB would be subject to certain conditions. Such agreement is expected to be finalized and implemented in the first quarter of 2025.

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion-biotech.com

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geo-political and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.